UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta to divest Sugar Beet seeds business to DLF Seeds”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23	Syngenta Media contact: Leandro Conti Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521
Fax: +41 61 323 24 24 www.syngenta.com	Paul Minehart USA +1 202 737 8913

DLF Seeds Ny Oestergade 9 4000 Rolskilde Denmark Tel: +45 46 330 300	DLF Seeds Media contact: Stig Oddershede Denmark +45 40 30 3248 so@dlf.dk

Basel, Switzerland, June 9, 2017

Syngenta to divest Sugar Beet seeds business to DLF Seeds

ROSKILDE, Denmark, and BASEL, Switzerland – Syngenta and DLF Seeds announced today that they have entered into a sale agreement in relation to the acquisition of Syngenta’s global Sugar Beet seeds business by DLF Seeds. The transaction is subject to customary approval requirements (including local employee consultation procedures) and expected to close by the end of the third quarter of 2017. Financial terms of the transaction are not disclosed.

Jeff Rowe, President Global Seeds and North America for Syngenta, said: “This agreement with DLF Seeds, a strong and expanding global player, will leverage the leading germplasm and growth potential of Syngenta’s Sugar Beet seeds worldwide. DLF Seeds has a strong record in specialized seeds and in the integration of strategic acquisitions and offers excellent prospects for the Sugar Beet seeds business, enabling it to build on its expertise in serving industrial sugar producers.”

Truels Damsgaard, CEO of DLF Seeds, commented: “Sugar Beet seeds is a natural extension of our seeds business and it is an interesting high value crop. We see significant synergies within our technology and plant breeding tools benefiting both the sugar beet business and the forage & turf seed business. We consider the Syngenta Sugar Beet seeds business a good match with the strategic goals and vision for DLF Seeds.”

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta and DLF Seeds – June 9, 2017 / Page 1 of 2

About DLF Seeds

DLF Seeds is a global seed company dealing in forage and turf seeds, and other crops. The company is a leading player providing grass and clover seeds to more than 80 countries. With headquarters in Roskilde, Denmark, and a strong focus on science and plant breeding, approximately 10% of the company’s 800 employees are dedicated to research. The company is owned by a cooperative of Danish farmers. To learn more visit www.dlf.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta and DLF Seeds – June 9, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 9, 2017	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration